HEADWATERS INCORPORATED

10701 South River Front Parkway

South Jordan, UT  84095

April 3, 2014

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0510

Attention:                 Jay E. Ingram, Legal Branch Chief, Division of Corporation Finance

Edward M. Kelly, Staff Attorney, Division of Corporation Finance

Re:                             Headwaters Incorporated

Registration Statement on Form S-4
Filed February 5, 2014

File No. 333-193756

Ladies and Gentlemen:

Headwaters Incorporated (the “Company”) hereby provides the following information and responses to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in Mr. Ingram’s letter dated March 4, 2014.  The numbering of the responses and the headings set forth below correspond to the numbered comments and headings on the letter from the Staff.

General

1.                                      Please note that we will not take action to accelerate the effectiveness of the above-captioned registration statement until you resolve outstanding comments on your Form 10-K for the fiscal year ended December 31, 2013. The staff’s comments on your Form 10-K were issued under separate cover via letter dated March 4, 2014.

Response: The Company acknowledges the Staff’s comment.

2.                                      Please provide written confirmation that the exchange offer will be open for a full 20 business days to ensure compliance with Rule 14e-1(a) under the Exchange Act. It appears from disclosure on the outside front cover page and throughout the registration statement that the exchange offer could be open for less than the required 20 business days because the exchange offer expires at 5:00 p.m. instead of midnight on what may be the twentieth business day after it begins. See Q&A 8 in Release No. 34-16623.

Response:  The Company hereby confirms that the exchange offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a).  The

Company confirms that the offer will expire on 5:00 p.m., New York City time, on the twenty-first business day following commencement.

Forward-Looking Statements, page i

3.                                      Since the exchange offering is a tender offer, you are not eligible to rely on the safe harbor provision. See Section 27(A)(b)(2)(C) of the Securities Act. Please delete the phrase “within the meaning of the Private Securities Litigation Reform Act of 1995.” Alternatively, revise the disclosure to make clear that the safe harbor is not available.

Response:  The Company will revise the section entitled “Forward-Looking Statements” on page i in response to the Staff’s comment to state explicitly that the safe harbor protections provided in the Private Securities Litigation Reform Act of 1995 do not apply to statements made in connection with the offer. The revised disclosure will read as follows (emphasis on text to be added to the disclosure):

“In addition to historical information, certain statements contained in this prospectus and in the documents incorporated by reference herein are forward-looking statements within the meaning of federal securities laws and Headwaters intends that such forward-looking statements be subject to the safe-harbor created thereby. Forward-looking statements include our expectations as to the managing and marketing of coal combustion products, the production and marketing of building products, the licensing of residue hydrocracking technology and catalyst sales to oil refineries, the development, commercialization, and financing of new products and technologies and other strategic business opportunities and acquisitions, and other information about our businesses. Such statements that are not purely historical by nature, including those statements regarding our future business plans, the operation of facilities, the availability of feedstocks, and the marketability of the coal combustion products, building products and catalysts, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding future events and our future results that are based on current expectations, estimates, forecasts, and projections about the industries in which we operate and the beliefs and assumptions of our management. The safe harbor protections of the Private Securities Litigation Reform Act of 1995 do not apply to the statements made in connection with the offer to exchange the outstanding notes pursuant to the prospectus. Actual results may vary materially from such expectations. In some cases, words such as “may,” “should,” “intends,” “plans,” “expects,” “anticipates,” “targets,” “goals,” “projects,” “believes,” “seeks,” “estimates,” “forecasts,” or variations of such words and similar expressions, or the negative of such terms, may help identify such forward-looking statements. Any statements that refer to projections of our future financial performance, our anticipated growth and trends in our businesses, and other characterizations of future events or circumstances, are forward-looking. In addition to matters affecting the coal combustion products, building products, and energy industries or the economy generally, factors that could cause actual results to differ from expectations stated in forward-looking statements include, among others, the factors described in the caption entitled “Risk Factors” and our SEC filings. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. Unless legally required, we undertake no obligation to revise or update any forward-looking statements in order to reflect any event or circumstance occurring after the date of this prospectus, currently unknown facts or conditions or the occurrence of unanticipated events.”

Market Share, Ranking and Similar Information, page ii

4.                                      We note the disclaimer that market share, ranking, and similar information in the prospectus and estimates and beliefs based on that data in the prospectus may not be reliable. Since you may not disclaim responsibility for information that you have chosen to include in the prospectus, please delete the disclaimer or provide an enhanced description of the manner in which you are cautioning investors.

Response:  The Company will revise the disclosure on page ii in response to the Staff’s comment to remove the disclaimer as to reliability. The disclosure will read as follows:

“The market share, ranking and other information contained in this prospectus is based on our own estimates, independent industry publications, reports by market research firms, including confidential third-party commissioned studies, or other published and unpublished independent sources. In each case, we believe that they are reasonable estimates, although we have not independently verified market and industry data provided by third parties. Market share information is subject to changes, however, and cannot always be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data-gathering process and other limitations and uncertainties inherent in any statistical survey of market share. In addition, customer preferences can and do change and the definition of the relevant market is a matter of judgment and analysis.”

Incorporation of Documents by Reference, page 81

5.                                      Besides incorporating by reference documents filed under the Exchange Act “between the date of this prospectus and the expiration date,” please include a statement that you are also incorporating by reference documents filed under the Exchange Act after the date of the initial registration statement and before the registration statement’s effectiveness. For guidance you may wish to refer to Question 123.05 of our Securities Act Forms Compliance and Disclosure Interpretations.

Response:  The Company will revise page 80 to include a statement to the effect that all filings with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) pursuant to the Exchange Act after the initial filing of the registration statement and prior to effectiveness of the registration statement shall be deemed to be incorporated by reference into the prospectus. The disclosure will read as follows (emphasis on the revised sentence):

“We are also incorporating by reference the documents that we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, other than reports or portions thereof furnished under Item 2.02 or 7.01 on Form 8-K and not specifically incorporated by reference, between (i) the date of this prospectus and the expiration date and (ii) the date of the initial registration statement and prior to effectiveness of the registration statement. Any statement contained in a document incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is incorporated in this prospectus modifies or replaces such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.”

Exhibits 5.1 - 5.6

6.                                      Please refer to Section II.B.1.e of Staff Legal Bulletin No 19 (CF) and advise us as to whether Pillsbury Winthrop Shaw Pittman LLP is seeking to proceed in accordance with footnote 21 of the Bulletin.

Response:  Pillsbury Winthrop Shaw Pittman LLP has confirmed that it is proceeding in accordance with footnote 21 of Staff Legal Bulletin No 19 (CF).

7.                                      Refer to (iv)(A) in the fourth paragraph of the opinion filed as Exhibit 5.3 concerning “the execution, delivery and performance of the 2013 Indenture and the transactions contemplated therein” and to (d) in the seventh paragraph of the opinion filed as Exhibit 5.6 concerning “the authorization, execution and delivery by each party of each transaction document related to the 2013 Indenture executed and delivered or to be executed and delivered by such party.” It is inappropriate to include in an opinion assumptions that are overly broad, that “assume away” the relevant issue, or that assume any of the material facts underlying the opinion or any readily ascertainable facts. Please revise. For guidance you may wish to refer to Section II.B.3.a. of SLB 19.

Response:  The opinion filed as Exhibit 5.3 will be revised in response to the Staff’s comment. The guarantor registrants organized under the laws of the state of Florida are no longer guarantors of the notes to be registered. Accordingly, the opinion originally filed as Exhibit 5.6 will no longer be required and such opinion will not be filed in connection with Amendment No. 1 to the Registration Statement.

8.                                      Refer to the last paragraph of the opinion filed as Exhibit 5.3 and to the penultimate paragraph of the opinion filed as Exhibit 5.6. We note the “only” and “solely” limitation language on reliance. Please delete the word “only” in the opinion filed as Exhibit 5.3 and the word “solely” in the opinion filed as Exhibit 5.6. For guidance you may wish to refer to Section II.B.3.d. of SLB 19.

Response:  The opinion filed as Exhibit 5.3 will be revised in response to the Staff’s comment. Because the guarantor registrants organized under the laws of the state of Florida are no longer guarantors of the notes to be registered, the opinion originally filed as Exhibit 5.6 will no longer be required and such opinion will not be filed in connection with Amendment No. 1 to the Registration Statement.

9                                         Please delete the statement in the third paragraph of Exhibit 5.6 that “[t]his opinion letter has been prepared and is to be construed in accordance with Report on Third-Party Legal Opinion Customary Practice in Florida, dated December 3, 2011, which is incorporated by reference into this opinion letter.”

Response:  Because the guarantor registrants organized under the laws of the state of Florida are no longer guarantors of the notes to be registered, the opinion originally filed as Exhibit 5.6 will no longer be required and such opinion will not be filed in connection with Amendment No. 1 to the Registration Statement.

*           *           *

The Company acknowledges the following:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be pleased to answer your questions or provide you with any other information you need.  Please contact me at (801) 984-9400 or our legal counsel, at Pillsbury Winthrop Shaw Pittman LLP (David Lillevand at (415) 983-1540 or Linda C. Williams at (415) 983-7334).

Very truly yours,

/s/ Donald P. Newman
Donald P. Newman
Chief Financial Officer

cc:                                Kirk A. Benson
Harlan M. Hatfield, Esq.
David Lillevand, Esq.
Linda C. Williams, Esq.